

Talisman Energy Sells 49% Equity Interest in UK North Sea Assets for $1.5 Billion

Calgary, Alberta, July 23, 2012 – Talisman Energy Inc. (Talisman) (TSX:TLM) (NYSE:TLM) announced that it has reached an agreement in the North Sea with Sinopec International Petroleum Exploration and Production Corporation (Sinopec), whereby Sinopec will acquire a 49% equity interest in Talisman's UK North Sea business, Talisman Energy (UK) Limited (TEUK), for $1.5 billion.

"We are very pleased to reach this agreement with Sinopec for the next phase of development of our UK North Sea assets," said John A. Manzoni, President and CEO. "This will provide additional resources and energy to the talented team on the ground, creating an exciting future for this portfolio. Collectively, we will invest more in the UK than Talisman would have on its own, leading to a stronger, more sustainable business.

"At the same time, Talisman has delivered on two key promises for the year. We are reducing our working interest and capital spend in the UK business by approximately half, allowing us to focus on and fund growth areas within our portfolio. This brings our total divestment proceeds to approximately $2.5 billion so far this year. We plan to utilize approximately $500 million of the proceeds from this sale to repurchase shares."

Transaction Details

The deal structure will be a corporate joint venture whereby Sinopec will buy 49% of the shares of TEUK for $1.5 billion, with adjustments for working capital. This will proportionately reduce Talisman's share of capital spending, production and abandonment liabilities for its UK business. The effective date of the sale is January 1, 2012, and the transaction is expected to close by the end of this year, subject to government and regulatory approval.

The joint venture plans to invest to improve ongoing operating performance, as well as infill drilling, exploration opportunities and major projects, thereby extending field life and deferring decommissioning. Talisman and Sinopec share a philosophy of safe operations, which will continue to be the number one priority of the joint venture.

TEUK will operate the assets, and Sinopec will appoint select personnel into key positions within the organization. TEUK is based in Aberdeen, Scotland and employs 564 full-time employees, with approximately 1,950 core contractors. No reductions to TEUK personnel are expected as a result of this transaction.

Talisman plans to implement a normal course issuer bid, to repurchase approximately $500 million of its common shares, on both the TSX and NYSE, subject to regulatory approval. J.P. Morgan acted as exclusive financial advisor to Talisman on this transaction.

Talisman Energy UK Asset Overview

Talisman entered the North Sea in 1994 and today holds operated and non-operated interests in 46 fields, and operates 11 offshore installations and an onshore terminal. The portfolio includes opportunities for infill wells, project developments and exploration.

About Sinopec

Sinopec is a 100% subsidiary of Sinopec Group, which is China's largest and one of the world's largest integrated energy and petrochemical companies, with business scope across the entire oil & gas value chain. The operations cover exploration and development of resources, storage and transportation of oil and gas, refining and petrochemical production, and sales of refined products. In 2011, Sinopec Group ranked 5th among the Fortune Global 500 companies with approximately $400 billion of revenue. Sinopec's international track record includes operating and developing oil and gas assets in Australasia, Central Asia, the Middle East, Africa, North America and South America.

About Talisman Energy

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

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For further information, please contact:

Talisman UK Press Office Aberdeen
Jonathan Moore
Phone: 01224 352977

Media and General Inquiries	Shareholder and Investor Inquiries
Phoebe Buckland, Lead	Lyle McLeod, Vice-President
External Communications	Investor Relations
Phone: 403-237-1657 Fax: 403-237-1210	Phone: 403-237-1020
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned investment increase over the next several years, collectively by Talisman and Sinopec, in the UK and resulting development drilling, infrastructure-led exploration and growth projects; expected extension in field life and deferral of decommissioning; planned share repurchases and value of such repurchases; expected timing of the closing of the transaction; planned use of proceeds from the transaction; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities. Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the Talisman's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of Talisman's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Dollar amounts are presented in US dollars.